Mail Stop 4561

March 12, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund II Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

  Re: Gateway Tax Credit Fund II Ltd.
    Form 10-K for the fiscal year ended March 31, 2007
    File No. 0-19022

Dear Mr. Oorlog:

  We have reviewed your response letter dated February 12, 2008 and have the following additional comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended March 31, 2007

General

1. Please tell us why each of your series should not be viewed as separate registrants. We note that each series "comprising" Gateway Tax Credit Fund II, Ltd. is separate and distinct from each other. In this regard, each of your series has different investors and the capital raised by each series was invested separately. We also note that each series is liable only for obligations related to such series and investors are not subject to losses or liabilities of any series in which they have not invested.

<u>Item 2. Properties</u>

2.   We note your response to prior comment 1 and we are unable to agree with your position. It appears that you are required to provide separate summarized financial information for for each individual project partnership under the guidance of Rule 4-08(g) of Regulation S-X where the significance level of an individual project partnership exceeds 10% relative to the financial statements of the particular series to which the individual project partnership relates. Please provide separate summarized financial information for each such investment in an amended filing.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

      Sincerely,

      Kevin Woody
      Branch Chief